Exhibit 99.2

Cooperation Agreement

Between

Guangzhou GET Investment Holdings Co., Ltd.

And

Guangdong Xiaopeng Motors Technology Co., Ltd.

Regarding

The XPeng Smart EV Manufacturing Base Project

September 2020

Cooperation Agreement

Regarding the XPeng Smart EV Manufacturing Base Project

Party A: Guangzhou GET Investment Holdings Co., Ltd.

Party B: Guangdong Xiaopeng Motors Technology Co., Ltd.

Whereas,

1.

Party B intends to build its Smart EV Manufacturing Base (hereinafter the “SEMB”) project (hereinafter the “Project”) at the Guangzhou Economic and Technological Development Zone (hereinafter the “GETDZ”). The GETDZ Administration Committee strongly supports the Project and designates Party A to provide Party B or the designated entity of Party B with financing in the amount of RMB four billion.

2.	Party A and Party B have, through negotiations, agreed on the matters relating to the aforesaid RMB four billion financing.

Now therefore, the two parties hereby enter into this Cooperation Agreement (hereinafter “this Agreement”) at GETDZ.

1.	Equity Financing

1.1

Both parties confirm that, prior to the execution of this Agreement, Party A has arranged funds of USD 70 million (about RMB 500 million) and participated in the initial public offering (“IPO”) of XPeng Inc. (hereinafter “XPeng”), an overseas entity incorporated in the Cayman Islands and the parent company of Party B. Consequently, Party A has been allocated shares worth USD 35.25 million by the underwriter. Should XPeng issue additional shares or issue convertible bonds, or conduct other public funding plans through any overseas securities market (collectively referred to as “New Overseas Financing”) within two years of going public, Party A will consider investing the then equivalent amount of RMB 250 million in US Dollars to participate in such New Overseas Financing.

1.2	On or before March 31, 2021, Party A shall invest RMB one billion in a PRC entity designated by Party B by way of equity investment.

2.	The Land for and Construction of the SEMB

2.1

Party A shall, by participating in the bidding and auction for the land use right, secure the land for Project construction (excluding the 96 mu land already acquired by Party B’s subsidiary). Moreover, Party A shall set up a new company (“Project Company”) to build the SEMB, and be responsible for providing all the funds necessary for the construction (no more than RMB 1.3 billion) and for going through related construction procedures.

2.2

The SEMB shall be designed and constructed according to Party B’s requirements and specifications. Party A is obliged to ensure that the construction is carried out in accordance such requirements, as well as the design scheme and drawings reviewed and confirmed by Party B. In order for the Project to be put into operation by the end of 2022, Party B shall set up a coordination mechanism and cooperate fully with the Project Company. Party B shall promptly determine the construction plan and define construction requirements so that the Project Company can advance the construction work as scheduled.

2.3

On or before December 31, 2020, Party A and Party B shall jointly use their best endeavor to complete such works as confirmation with Party B about the construction plan and drawings, obtaining the planning and building permits, completing the bidding procedure for the construction works, and cause the contractors to be on site to start the construction works. Party B has the right to participate in the whole process from project approval to construction; Party A shall ensure that Party B’s suggestions and opinion are respected and followed.

2.4

Subject to the delivery of the land by the end of 2020, Party A and Party B shall jointly use their best endeavor to complete the construction works of the SEMB by June 30, 2022 and to complete all procedures for the completion inspection and acceptance by December 1, 2022 so that the SEMB could be lawfully put into operation. Upon completion of the construction works, Party A and Party B shall check the accounts in writing to determine the total amount actually invested by Party A (hereinafter the “Construction Cost”).

2.5

Subject to that the conditions of lawful operation have been met, Party A and Party B shall jointly set up an Operating Subsidiary (hereinafter the “Operating Subsidiary”) in accordance with Article 3.1 hereof. The Operating Subsidiary shall enter into a lease contract with the Project Company for a term of seven (7) years, commencing from the date the Project is put into operation. The aggregated amount of the rent for the lease term shall be the sum of all investments made by the Project Company each year, starting from the date on which the land is acquired, for developing and constructing the Project, as well as for necessary operation and maintenance, plus an annual simple interest of 4%. Such total rent, when divided by the lease term (i.e. seven years), shall be the rent payable by Party B each year. In addition, each party shall assist the Project Company in applying for a special subsidy from GETDZ in an amount equivalent to the rent payable by Party B.

2.6

Upon expiration of the lease term, and under the condition that the premises are wholly owned by the Project Company free of any encumbrances, the Operating Subsidiary shall, based on the Construction Cost and actual operation and maintenance funds incurred, acquire (as the assignee) all the equity of the Project Company and thus obtain all the land and buildings of the SEMB. Should such transfer be subject to the transaction measures of State-owned assets, the final transfer price shall be the valuation of the equity or the sum of the Construction Cost and actual operation and maintenance funds, whichever is higher. If the final transfer price is higher than the sum of the Construction Cost and actual operation and maintenance funds, the excess shall be paid after Party B has applied for and obtained a special subsidiary from the GETDZ.

3.	The Equipment for the SEMB

3.1

Party A and Party B shall jointly set up an Operating Subsidiary (hereinafter the “Operating Subsidiary”). The Operating Subsidiary shall be the operator of the SEMB and shall purchase and own all the equipment at the SEMB. Specifically, Party A shall designate an entity to serve as limited partner 1 (hereinafter “LP1”); Party B shall designate an entity to serve as limited partner 2 (hereinafter “LP2”) and an entity 2 (an unregistered private equity fund manager) to serve as the general partner (hereinafter “GP”). Together, LP1, LP2 and GP shall establish a limited partnership (hereinafter the “LLP”), to which LP1 shall contribute RMB 160 million (as the senior limited partner), LP2 shall contribute RMB 200 million (as the junior limited partner) and the GP shall contribute RMB 10,000 (as the general partner). The LP1 designated by Party A shall have the priority to receive a 4% annualized return calculated based on the amount of its capital contribution; LP2 designated by Party B shall guarantee that LP1 actually receives such annualized return and be responsible for making up the difference, if any.

3.2

The LLP shall be a shareholder (hereinafter “Shareholder 1”) of the Operating Subsidiary, contributing RMB 360 million to the Operating Subsidiary, and Party B shall be the controlling shareholder (hereinafter “Shareholder 2”) of the Operating Subsidiary, contributing to the Operating Subsidiary in cash or non-monetary assets. Shareholder 1 only enjoys dividends as agreed to in the Operating Subsidiary’s articles of association and the agreement between shareholders; all the remaining dividend incomes shall be owned by Shareholder 2. Shareholder 2 shall also have the rights of management and decision-making in respect of the Operating Subsidiary.

3.3

Party A shall ensure that the Operating Subsidiary receives RMB 1.2 billion for purchasing the equipment necessary for the Project. To be specific, Party A shall inject RMB 160 million to the Operating Subsidiary in the manner described in Article 3.1 hereof; moreover, Party A shall assist the Operating Subsidiary in securing a bank loan for the remaining RMB 1.04 billion. The loan period shall be nine (9) years and the annual interest rate shall be no more than 8%.

4.	The Difference between Designated and Actual Amount of Financing

If the total amount of financing actually utilized under Article 1 (Equity Financing), Article 2 (The Land for and the Construction of the SEMB) and Article 3 (The Equipment for the SEMB) hereof is less than RMB 4 billion, Party A shall, on or before December 31, 2022, make the difference available to the Operating Subsidiary in the form of bank loans, by referring to the same principles and manner set out in Article 3.3 hereof. During the loan period, the parties shall cooperate with each other in applying to the GETDZ for special subsidies.

5.	Miscellaneous

5.1

Each party hereto shall be bound by this Agreement as from its effective date, and neither party may alter or terminate this Agreement without permission. Any breach of any provision or covenant hereof by either party (except due to force majeure) shall constitute a breach of contract, for which the defaulting party shall be liable.

5.2

This Agreement is made in four copies (two copies for each party respectively) of the same legal effect, and shall take effect after being affixed with the signatures of the legal representatives (or authorized representatives) and common seals of both parties.

5.3

Any dispute arising out of this Agreement shall first be settled by the parties through amicable negotiation. If no agreement is reached through negotiation within ninety (90) days of the occurrence of such dispute, either Party may submit the matter to China International Economic and Trade Arbitration Commission (CIETAC) for arbitration. The arbitration shall be held in Tianhe district, Guangzhou. The arbitration award shall be final and binding on both parties. The arbitration fee (including reasonable attorney’s fee incurred by the winning party) shall be borne by the losing party.

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(This page is intentionally left blank and serves as the signature page of the Cooperation Agreement Regarding the XPeng Smart EV Manufacturing Base Project entered into by and between Guangzhou GET Investment Holdings Co., Ltd. and Guangdong Xiaopeng Motors Technology Co., Ltd.)

Party A: Guangzhou GET Investment Holdings Co., Ltd.

Signed by:	[Seal]

Party B: Guangdong Xiaopeng Motors Technology Co., Ltd.

Signed by:	/s/ Heng Xia

Date: September 28, 2020

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